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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                             HI-LO AUTOMOTIVE, INC.
                           (Name of Subject Company)

                             HI-LO AUTOMOTIVE, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  428939D 10 0
                     (CUSIP Number of Class of Securities)

                               K. GRANT HUTCHINS
                       VICE PRESIDENT AND GENERAL COUNSEL
                             HI-LO AUTOMOTIVE, INC.
                               2575 WEST BELLFORT
                              HOUSTON, TEXAS 77054
                                 (713) 663-9257
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                With a copy to:

                             Jeffery B. Floyd, Esq.
                             Vinson & Elkins L.L.P.
                            1001 Fannin, Suite 2300
                              Houston, Texas 77002
                                 (713) 758-2222

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Hi-Lo Automotive, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2575 West Bellfort, Houston, Texas 77054. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a tender offer by Shamrock Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of O'Reilly Automotive, Inc., a Missouri corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 24, 1997 (the "Schedule 14D-1"), whereby the Purchaser has offered to purchase all of the outstanding Shares at a price of $4.35 per Share (such price, or any such higher price as may be paid in the Offer (as defined below), being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which are incorporated by reference herein.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES BENEFICIALLY OWNED BY PARENT OR PURCHASER, REPRESENT AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED HEREIN) (THE "MINIMUM CONDITION"). The Company has represented and warranted to the Purchaser and Parent in the Merger Agreement that, as of December 15, 1997, 10,775,109 Shares were issued and outstanding, and 507,223 Shares were issuable pursuant to options ("Options"), excluding 587,566 Shares issuable upon exercise of Options which the Company's directors and executive officers have agreed not to exercise, granted under the Company's option plans and pursuant to the Associate Purchase Plan (as defined in Section 12). Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or convertible securities convertible into Shares) have been issued since December 15, 1997 (other than Shares issued pursuant to the exercise of the stock options referred to above), if 5,641,167 Shares were validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Condition would be satisfied.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 23, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company, pursuant to which, as promptly as practicable following the Expiration Date and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation"). The Merger Agreement is incorporated by reference herein and is summarized in Item 3.

  According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is 233 South Patterson, Springfield, Missouri 65802.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

  (b) The Company maintains the 1990 Stock Option Plan which provides for the grants of stock options to purchase Shares to certain employees and non-employee directors of the Company ("Options"). Pursuant to existing option agreements between the Company and each of its executive officers, each outstanding Option

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held by an executive officer will automatically become fully exercisable upon the purchase of Shares pursuant to the Offer. In order to facilitate the transactions contemplated by the Merger Agreement, prior to entering into the Merger Agreement, the Company and each of its non-employee directors entered into Deferral Agreements pursuant to which each non-employee director agreed not to exercise outstanding options and the Company amended each Option held by a non-employee director to provide that each outstanding Option will become fully exercisable immediately upon the purchase of Shares pursuant to the Offer. The description of the Deferral Agreements is qualified by reference to the text of the form of Deferral Agreement, a copy of which is filed as Exhibit (c)(3) hereto and is incorporated herein by reference. Certain other contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Company's Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, which is attached as Annex A hereto and incorporated by reference, under the captions "Directors and Committees," "Security Ownership of Management" and "Information about Executive Officers."

  Except as described herein, there are no material contracts, agreements, arrangements or understandings between the Company or its affiliates and Parent, Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT

  The Merger Agreement. The following summary of the Merger Agreement is qualified by reference to the Merger Agreement. Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement.


  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the Expiration Date, a number of Shares which, together with any Shares beneficially owned by Parent and Purchaser, represent a majority of the outstanding Shares on a Fully Diluted Basis. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, change the form of consideration to be paid in the Offer, reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, impose additional conditions to the Offer or amend any condition of the Offer in a manner adverse to the holders of Shares. In the event that all conditions of the Offer have not been satisfied or waived by the Expiration Date, January 26, 1998, the Purchaser is required, at the request of the Company, to extend the Offer from time to time until 90 days after the commencement of the Offer. Additionally, the Merger Agreement provides that notwithstanding that all conditions are satisfied or waived prior to the scheduled Expiration Date, the Purchaser may extend the Offer, subject to certain conditions, (i) for a period not to exceed 10 business days if the Shares tendered pursuant to the Offer are less than 90% of the outstanding Shares and (ii) for a period not to exceed five business days if an Adverse Market Change shall have occurred and be continuing on the scheduled Expiration Date. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares validly tendered and not properly withdrawn as soon as practicable after expiration of the Offer.

  As used in the Merger Agreement, the following terms shall have the meanings set forth below:

  "Adverse Market Change" means (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory),
(iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States and having an adverse effect on the financial markets in the United States, (iv) any material limitation (whether or not mandatory) by any governmental authority, agency or commission on the extension of credit by banks or other lending institutions in the United States, and (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

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  "Fully Diluted Basis" means as of any time, all of the Shares plus all shares of the Common Stock issuable upon exercise of outstanding options to acquire the Common Stock minus 587,566 shares of Common Stock issuable upon exercise of options which the holders thereof have irrevocably agreed in writing, in a form satisfactory to Parent, not to exercise.

  Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend the Offer under certain circumstances (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, pay for, and may delay the acceptance for payment of or, subject to the applicable rules and regulations of the Commission, payment for, any Shares tendered pursuant to the Offer, and may terminate the Offer and not accept for payment any Shares, if (x) any applicable waiting period under the HSR Act has not expired or terminated prior to the expiration of the Offer, (y) the Minimum Condition has not been satisfied or (z) at any time on or after the date of the Merger Agreement and before the time of acceptance of Shares pursuant to the Offer, any of the following events shall have occurred:

    (a) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a governmental authority, agency or commission ("Governmental Entity"), to the Offer or the Merger, that (i) prohibits or imposes any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a portion of their or the Company's businesses or assets, or to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any portion of the business or assets of the Company or Parent and their respective subsidiaries, which prohibition, limitation, disposition or hold separate obligation could reasonably be expected to have a Material Adverse Effect on Parent, (ii) restrains or prohibits the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) imposes material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (iv) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; or

    (b) (i) the Company Board (or any committee thereof) shall have withdrawn, modified or changed in any adverse manner to Parent and Purchaser its approval or recommendation of the Offer or the Merger or the Merger Agreement, or shall have endorsed, approved or recommended any other Takeover Proposal or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal pursuant to the provision described in clause (iv) under the heading "Termination Fees" in Section 12 hereof or

    (c) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer, and with respect to any representations and warranties not qualified by "Material Adverse Effect," unless the inaccuracies under such representation and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Material Adverse Effect on the Company; or

    (d) the Company shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement other than any failure which would not have, either individually or in the aggregate, a Material Adverse Effect on the Company; or

    (e) the Merger Agreement shall have been terminated by the Company or Parent or Purchaser in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

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  which, in the reasonable judgment of Parent and Purchaser, in any such case, and regardless of the circumstances giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

  The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and, subject to the Merger Agreement, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, as soon as practicable, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

  The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the transactions contemplated therein substantially on the terms contemplated thereby; (iii) any waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and (iv) Purchaser shall have purchased Shares pursuant to the Offer.

  At the Effective Time of the Merger (i) each issued and outstanding Share (other than Dissenting Shares and Shares that are owned by the Company or any wholly owned subsidiary of the Company, any Shares owned by Parent or any wholly owned subsidiary of Parent, or any Shares which are held by stockholders exercising dissenters' rights, if any, under Delaware law) will be converted into the right to receive the Merger Consideration, and (ii) each issued and outstanding share of capital stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

  The Company Board. The Merger Agreement provides that upon the purchase and payment by Parent or the Purchaser of Shares representing at least a majority of the outstanding Shares on a fully diluted basis, Parent shall be entitled to designate such number of directors (rounded up to the next whole number) on the Company Board so that the percentage of Parent's nominees on the Company Board equals the percentage of outstanding Shares beneficially owned by Parent and its affiliates. The Company shall, at such time, upon the request of Purchaser promptly use its best efforts to take all action necessary to cause such persons designated by Parent to be elected to the Company Board, if necessary by increasing the size of the Company Board or securing resignations of incumbent directors or both. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such subsidiary board of directors.

  The Merger Agreement further provides that, notwithstanding the provisions of the foregoing paragraph, until the Effective Time of the Merger, the Company Board shall include at least two directors who were directors on the date of the Merger Agreement (the "Independent Directors"). From and after the time, if any, that Parent's designees constitute a majority of the Company Board, the affirmative vote of a majority of Independent Directors shall be required and shall be sufficient to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger

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Agreement for the benefit of the Company, any action to seek to enforce any obligation of Parent or Purchaser under the Merger Agreement and any other action by the Company Board under or in connection with the Merger Agreement. The Independent Directors shall be appointed as a Special Committee of the Company Board and have full power and authority solely with respect to the matters set forth in the previous sentence.

  Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement;
(ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and include in any preliminary or definitive proxy statement or information statement with respect to the Special Meeting (the "Proxy Statement"), the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby unless the Company Board determines in good faith, based on advice of its outside counsel, that not taking any such action is necessary in order for the Company Board to comply with its obligations or duties to the Company and its stockholders under applicable law; and (iii) use all reasonable efforts (A) to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with the Parent and the Purchaser, respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the expiration or termination of the Offer and (B) obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby unless the Company Board determines in good faith, based on advice of its outside counsel, that not taking any such action is necessary in order for the Company Board to comply with its obligations or duties to the Company and its stockholders under applicable law. Purchaser and Parent have agreed to use commercially reasonable efforts to cause the Special Meeting to occur within 90 days after the purchase of Shares pursuant to the Offer and Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. IF THE PURCHASER ACQUIRES, THROUGH THE OFFER OR OTHERWISE, AT LEAST A MAJORITY OF THE OUTSTANDING SHARES, THE PURCHASER WILL HAVE SUFFICIENT VOTING POWER TO APPROVE THE MERGER, EVEN IF NO OTHER STOCKHOLDERS VOTE IN FAVOR OF THE MERGER.

  The Merger Agreement provides that in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, the parties agree to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as soon as practicable after such acquisition, without a meeting of the stockholders of the Company.

  Options. Each option granted to the Company's employees, consultants or directors to acquire shares of Common Stock (each an "Option") that is outstanding immediately prior to the purchase of Shares pursuant to the Offer (irrespective of whether such Option is then exercisable) shall, on the fifth business day after the purchase by Purchaser of Shares pursuant to the Offer, be cancelled in exchange for a single lump sum cash payment equal to the product of (i) the number of shares of Common Stock subject to such Option and (ii) the excess of the Offer Price over the exercise price per share of such Option. Subject to the previous sentence, each Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, effective as of the Effective Time, be cancelled and no payments shall be made with respect thereto.

  Outstanding purchase rights under the Company's 1991 Associate Stock Purchase Plan (the "Associate Purchase Plan") (i) shall be exercised at the next scheduled date of exercise under the Associate Purchase Plan or (ii) shall be terminated. No purchase rights shall be granted or exercised under the Associate Purchase Plan, following such exercise date, and the Associate Purchase Plan shall be terminated as soon as practicable thereafter.

  Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in writing by Parent, prior to the time the directors of the

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Parent constitute a majority of the Company Board, the Company shall (a)
cause, and cause each of its subsidiaries to, conduct its operations in all material respects according to their ordinary and usual course of business in substantially the same manner as heretofore conducted; (b) use its reasonable best efforts, and cause each of its subsidiaries to use its reasonable best efforts, to preserve intact its business organization in all material respects, keep available the services of its executive officers and key employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them; (c) confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations (in each case to the extent Parent reasonably requires such information) and to consult with Parent regarding material operational decisions; (d) promptly notify Parent of any emergency or other change in the normal course of its or its subsidiaries' respective businesses or in the operation of its or its subsidiaries' respective properties and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing is reasonably likely to have a Material Adverse Effect on the Company; (e) not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock; (f) not, and shall not permit any of its subsidiaries to, except as otherwise contemplated by the Merger Agreement or as may be required by applicable law, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers; (g) not, and shall not permit any of its subsidiaries to, subject to the provisions described below under the heading "--No Solicitation," authorize, or announce an intention to authorize, or enter into an agreement with respect to, any merger, consolidation or business combination, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case, not in the ordinary course of business; (h) not propose or adopt any amendments to its corporate charter or by-laws, except pursuant to the Merger as provided in the Merger Agreement; (i) not, and shall not permit any of its subsidiaries to, issue any shares of their capital stock, except upon exercise of rights or options issued pursuant to existing employee plans, programs or arrangements and non-employee director plans; (j) not, and shall not permit any of its subsidiaries to, grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date of the Merger Agreement, to acquire any shares of its capital stock; (k) not, and shall not permit any of its subsidiaries to, purchase or redeem or offer to purchase or redeem any shares of its stock or any securities convertible into or exchangeable for shares of stock, except for the deemed repurchase of options in accordance with the terms of the Merger Agreement, or purchases, redemptions and offers to purchase in the ordinary course of business in connection with employee incentive and benefit plans, programs or arrangements in existence on the date of the Merger Agreement; (l) not, and shall not permit any of its subsidiaries to, except as contemplated by the Merger Agreement or as may be required by applicable law, amend in any material respect the terms of their respective employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements in existence on the date of the Merger Agreement, enter into or amend any employment or consulting agreement, adopt or enter into any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements or increase the base salary of any person who is a party to a Change of Control Employment Agreement or make any payments under any benefit plan to any director, employee, independent contractor or consultant (except in the ordinary course of business and in amounts and in a manner consistent with past practice or as otherwise required by law or the provisions of such benefit plan); (m) not, and shall not permit any of its subsidiaries to, (i) enter into any material loan agreement or incur any indebtedness in excess of an aggregate of $100,000 other than pursuant to additional draws resulting in not in excess of an aggregate amount outstanding of $60,000,000 under the Company's credit facility with the CIT Group or amend the Company's credit facility with the CIT Group to increase the amount that may be borrowed thereunder, (ii) make or enter into any agreement or contract for capital expenditures in excess of $50,000, (iii) enter into any lease for any new store site or for real property in excess of $50,000 or any lease for personal property in excess of $20,000 or (iv) enter into any agreement or contract outside of the ordinary course of business of the Company or any of the Company's subsidiaries that involves performance of services or delivery of goods or materials by or to the Company or any of the Company's subsidiaries of an amount or value in excess of $50,000; (n) not, and shall not permit any of its subsidiaries to, make or change any material Tax election, file any amendment to any federal income Tax Return unless required by law, enter into any closing agreement, settle or compromise

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any material Tax liability; (o) not adjust, split, combine or reclassify its capital stock; (p) not enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock; (q) not, and shall not permit any of its subsidiaries to, create any new subsidiaries; (r) except as required by the Merger Agreement, not take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated hereby; (s) not, and shall not permit any of its subsidiaries to, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material property or assets other than in the ordinary course of business; (t) not enter into any financial derivative contracts; (u) not change in any material respect its accounting policies, methods or procedures except as required by GAAP; (v) except as may be required by the Merger Agreement or applicable law, not do any act or omit to do any act which would cause a breach of any contract, commitment or obligation if the result is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company; (w) except as otherwise permitted, not take any action with the intent of causing the conditions to the Offer set forth in the Merger Agreement to not be satisfied; (x) not, other than pursuant to the Merger Agreement, take any action to cause the Common Stock to cease to be quoted on any of the stock exchanges on which the Common Stock is now quoted; (y) continue to provide training for employees of the Company and its subsidiaries commensurate with the training provided by the Company and its subsidiaries over the past twelve months; (z) subject to the limitations contained in the Merger Agreement, continue the level of recruiting activity and process employed by the Company and its subsidiaries over the past twelve months; (aa) not, and shall not permit any of its subsidiaries to, agree in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty contained in the Merger Agreement (except for representations and warranties made as of a specified date) untrue and incorrect in any material respect as of the Effective Time; (bb) not pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the September 30, 1997 balance sheet or subsequently incurred in the ordinary course of business and consistent with past practice; or (cc) not settle or compromise any pending or threatened suit, action or claim not covered by insurance (without giving effect to deductibles in determining whether coverage exists) that is material or which relates to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; or
(dd) not modify, amend or waive any terms or provisions of the Rights
Agreement.

  No Solicitation. Pursuant to the Merger Agreement, the Company shall not, and shall not authorize or permit, any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of any of its subsidiaries to, directly or indirectly, (a) solicit, initiate or knowingly encourage any Takeover Proposal (as hereinafter defined), including without limitation by disclosure of non-public information, or (b) engage in discussions or negotiations relating to or accept any Takeover Proposal; provided, however, that nothing shall prohibit the Company and its Board from
(i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or (ii) at any time prior to the purchase of Shares pursuant to the Offer, engaging in discussions or negotiations with, and furnishing information (including non-public information) concerning the Company and its subsidiaries, businesses, properties or assets to, any third party which makes a Takeover Proposal (without any solicitation or initiation or knowing encouragement, directly or indirectly, by the Company or any of its representatives after the date of the Merger Agreement) if the Company Board determines in good faith, based on advice of its outside counsel (who may be its regularly engaged outside counsel), that the failure to take such action will violate its obligations or duties to the Company and its stockholders under applicable law, or (iii) provided the Merger Agreement is terminated as described below in clause (iv) under the heading "--Termination; Fees," accepting a Superior Proposal (as hereinafter defined). Prior to furnishing information to or entering into discussions or negotiations with any person, the Company shall receive from such person or entity an executed confidentiality agreement in reasonably customary form on terms not in the aggregate materially more favorable to such person or entity than the terms contained in the Confidentiality Agreement (as defined below) unless the same terms are granted to Parent. The Company shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any person conducted heretofore by the Company or any of its representatives with respect to any Takeover Proposal existing on the date hereof. The Company agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, or who was given access in order to consider making, a Takeover Proposal, unless the Company Board determines in good faith, based on advice of its outside counsel (who may be its regularly engaged outside counsel), that failure to take such action will violate its obligations or duties to the Company and its stockholders under applicable law. The Company shall notify Parent orally and in writing of any such Takeover Proposal received (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, and shall keep Parent informed of the general status and any material changes in the terms and conditions of such Takeover Proposal. The Company agrees to promptly provide to Parent any information concerning the Company, its subsidiaries, business, properties or assets furnished to any third party which makes a Takeover Proposal and which has not previously been provided to Parent. As used in this Agreement, (i) "Takeover Proposal" shall mean any written proposal or offer, in each case made prior to the stockholder vote at the Special Meeting, other than a proposal or offer by Parent or any of its subsidiaries, for a tender offer, recapitalization, merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of, the Company, and (ii) "Superior Proposal" shall mean a bona fide Takeover Proposal made by a third party on terms that a majority of the members of the Company Board determines in their good faith reasonable judgment is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement.

  Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (i) by mutual written consent of Parent and the Company; (ii) by (a) either the Company or Parent if Shares have not been purchased pursuant to the Offer on or before June 30, 1998 and
(b) the Company if after 90 days following the commencement of the Offer the conditions to the Offer have not been satisfied or waived and the Purchaser shall not have elected to extend the Offer; provided, that such right to terminate pursuant to clause (i) or (ii) will not be available to any party whose failure in any material respect to fulfill its obligation under the Merger Agreement proximately contribute to, or resulted in, the failure of Parent or the Purchaser to purchase the Shares pursuant to the Offer on or before such date; (iii) by either the Company or Parent if (a) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger substantially on the terms contemplated by the Merger Agreement or (b) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger substantially on the terms contemplated by the Merger Agreement and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove such injunction, order or decree; (iv) by the Company prior to the purchase of Shares pursuant to the Offer if the Company Board determines in good faith based upon advice of its outside counsel (a) that a Takeover Proposal constitutes a Superior Proposal and
(b) that failure to accept such Superior Proposal will violate its obligations or duties to the Company and the Company's stockholders under applicable law, provided, that the Merger Agreement shall not terminate unless (Y) the Company has provided Parent with two business days' prior written notice of its intention to accept such Superior Proposal, together with a detailed description of the terms and conditions of such Superior Proposal and (Z) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal and pays the Termination Fee (as defined below); (v) by either the Company or Parent prior to the purchase of any Shares pursuant to the Offer if the other party shall have breached, or failed to comply with, in any material respect any of its obligations under the Merger Agreement or any representation or warranty made by such other party shall have been untrue when made or as of the time of such termination as if made on and as of such time (except for representations and warranties made as of a specified date, which need be true only as of the specified date), provided such breach, failure or misrepresentation is not cured within thirty days after notice thereof from the other party and with respect to any representation or warranty not qualified by "Material Adverse Effect," such breaches, failures or misrepresentations individually or in the aggregate, result or are reasonably likely to result in a Material Adverse Effect on the Company or Parent, as the case may be; (vi) by Parent if the Company Board or any committee of the Company Board, (a) shall withdraw, modify or change in any adverse manner (including by amendment of the Schedule 14D-9) its approval or recommendation of the Merger Agreement, the Offer or the Merger, (b) shall approve or recommend any Takeover Proposal, other than by Parent or an affiliate of Parent, or (c) shall resolve to take any of the actions specified in clause (a) or (b) above; (vii) by the Company if Purchaser fails to commence the Offer on or prior to five business days following the date of initial public announcement of the Offer, provided that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is at such time in breach in any material respect of its obligations under the Merger Agreement; or (viii) by either of the Company or Parent if the Offer shall have been terminated, or the Offer has expired without any Shares being purchased therein; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the termination of the Offer or the failure of Parent or Purchaser, as the case may be, to purchase Shares pursuant to the Offer on or prior to such date. Notwithstanding the foregoing, no termination by the Company shall be effective pursuant to clause (vii) above under circumstances in which a Termination Fee would be payable by the Company unless concurrently with such termination, such Termination Fee is paid in full by the Company in accordance with the provisions of the Merger Agreement.

  In the event that (i) prior to the termination of the Merger Agreement any person shall have commenced, publicly proposed or communicated to the Company a Takeover Proposal and (a) the Offer shall have remained open for at least 20 business days, (b) the Minimum Condition shall not have been satisfied, (c) the Merger Agreement shall have been terminated pursuant to the provisions described in clause (ii), (iii), (v) or (vii) of the preceding paragraph and
(d) prior to the first anniversary of such termination, the Company shall consummate such Takeover Proposal; or (ii) if the Merger Agreement is terminated by the Company or Parent pursuant to clauses (iv) and (vi) of the preceding paragraph then in such event the Company shall pay Parent a termination fee of $4.75 million (the "Termination Fee"), which amount shall be paid by wire transfer of immediately available funds to an account designated by Parent.

  Indemnification. Pursuant to the Merger Agreement, for six years after the Effective Time, the Parent and the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify the present and former officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under Delaware law, the terms of the Company's charter, by-laws and indemnification agreements, each as in effect as of the date of the Merger Agreement. For six years from the Effective Time, Parent shall maintain in effect the Company's directors' and officers' liability insurance policies and shall purchase such policy at or prior to the Closing Date.

  Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority, financial statements, need for consents or approvals, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, insurance, litigation, title to properties, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, information to be contained in the Proxy Statement, the opinion of its financial advisor and significant vendor arrangements.

  Pursuant to the Merger Agreement, Parent and the Purchaser have made substantially similar representations and warranties as to their organization, authority, need for consents or approvals and information to be contained in the Proxy Statement.

  Confidentiality Agreement. Pursuant to the Confidentiality Agreement entered into on November 26, 1997 by Parent and the Company (the "Confidentiality Agreement"), the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. The Confidentiality Agreement is incorporated herein by reference and a copy of it has been filed with the Commission as an exhibit to the

Schedule 14D-1. Parent further agreed that, for a period of 12 months from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates will knowingly, as a result of knowledge or information obtained from the Evaluation Material (as defined therein) or otherwise in connection with a possible transaction: (i) divert or attempt to divert any business or customer of the Company or any of its affiliates; nor (ii) employ or attempt to employ or divert a managerial, professional or executive employee of the Company or any of its affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  On December 22, 1997, the Board of Directors of the Company (the "Company Board"), after considering, among other factors, the opinion of SBC Warburg Dillon Read Inc. ("SBC Warburg Dillon Read") that the proposed consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Shares, unanimously approved the Offer, the Merger and the Merger Agreement. In addition, the Company Board determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the stockholders of the Company, and recommends acceptance of the Offer. The Company Board also approved an amendment to the Rights Agreement, dated as of August 28, 1996, between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent, as amended on October 17, 1997 (the "Rights Agreement"), to provide that no purchase rights under such agreement will become exercisable as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby (including the Offer and the Merger).

  A copy of a letter to all stockholders of the Company communicating the recommendations of the Company Board is filed as Exhibit (a)(3) hereto and is incorporated by reference.

  (b) Background.

  In the spring of 1997, a group of dissident stockholders commenced but then abandoned a proxy solicitation with the intention of replacing certain members of the Company Board and adopting a proposal calling for the sale of the Company. In the course of its discussions with stockholders regarding the proxy contest, management became aware of the sentiment of certain of the Company's stockholders that the Company be sold or combined with another auto parts chain. Following discussions at the meeting of the Company Board after the Company's Annual Meeting on May 20, 1997, the Company Board concluded that entering into a business combination with a complementary auto parts chain or selling the Company would likely return value to the Company's stockholders sooner and with more certainty than continuing the Company's strategy independently. After receiving presentations from two investment banking firms on June 4, 1997, the Company Board selected and engaged SBC Warburg Dillon Read to assist and advise the Company Board in seeking a potential merger partner or acquiror of the Company.

  During June and July of 1997, SBC Warburg Dillon Read contacted 29 potential acquirors, including Parent. Parent indicated that it was not interested in pursuing a transaction with the Company at that time. The Company entered into confidentiality agreements and provided information to nine potential acquirors, including Discount Auto Parts, Inc. ("Discount"). On September 10, 1997, the Company received from Discount a written proposal indicating Discount's willingness to consider a business combination with the Company. The Company and Discount began negotiations on September 22, 1997, at which time the Company agreed to negotiate exclusively with Discount until October 13, 1997, subsequently extended to October 17, 1997.

  On October 15, 1997, the Company received an unsolicited letter from another potential bidder expressing an interest in pursuing a business combination. There was no specific value, however, included in the letter. By letter dated October 16, 1997, the Company informed the potential acquiror that the terms of its exclusivity agreement prohibited discussions until October 17, 1997. The Company received no further communication from this potential acquiror.

  After completing due diligence and final negotiations, on October 17, 1997, the Company and Discount entered into a definitive merger agreement (the "Discount Merger Agreement") providing for each of the Shares to be converted into 0.1485 shares of Common Stock of Discount, (subject to adjustment under certain circumstances) representing $3.375 per Share based on the closing price of Discount's common stock on the last trading day before the public announcement.

  On October 29, 1997, Parent contacted Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), a financial advisor that has provided services to Parent from time to time to discuss the potential benefits of an acquisition of the Company by Parent. Shortly thereafter, DLJ contacted the Company's financial advisor, SBC Warburg Dillon Read, to discuss the procedure for Parent to pursue a transaction with the Company.

  During the week of November 3, Parent and DLJ conducted a preliminary analysis, based on publicly available information, of a transaction between Parent and the Company. Parent and DLJ had various teleconferences and meetings during this period to review the benefits of a potential transaction with the Company. On November 6, 1997, at a regularly scheduled meeting of the Board of Directors of Parent (the "Parent Board"), senior management presented the results of its preliminary analysis of the Company and the Parent Board discussed the merits of a potential business combination with the Company. Following these discussions, the Parent Board authorized senior management to pursue a transaction with the Company. During the weeks of November 10 and November 17, the Company and DLJ continued to review the merits of the transaction.

  On November 25, 1997, Parent submitted a written proposal to the Company to acquire all Shares of the Company at a per Share price of $4.25, subject to the satisfactory completion of its due diligence investigation and reaching a definitive agreement. On November 26, 1997, the Company Board convened a special meeting to evaluate the transaction proposal submitted by Parent. On November 26, 1997, representatives of the Company notified Discount of Parent's proposal and indicated to Parent that the Company would be interested in pursuing further discussions regarding a potential transaction with Parent. The Company and Parent entered into a Confidentiality Agreement on November 26, 1997 agreeing to keep certain information provided by the Company confidential.

  Discussions between representatives of the Company and representatives of Parent commenced on December 1, 1997, with respect to a potential acquisition of the Company by Parent, and certain information about the Company was provided to Parent.

  During the weeks of December 1 and 8, 1997, various due diligence meetings and conference calls were conducted between Parent, the Company and their respective advisors. During the week of December 8, 1997, representatives of Parent conducted on-site reviews of the Company's operations. On December 16, 1997, counsel to Parent provided an initial draft of the Merger Agreement to the Company and its counsel. Commencing December 17, 1997, and continuing through December 22, 1997, extensive negotiations were conducted with respect to the Merger Agreement and revised drafts were exchanged.

  On December 18, 1997, the Company received a written proposal from a new potential acquiror proposing to purchase of all of the Company's outstanding Shares for $4.00 per share, subject to satisfactory completion of its due diligence investigation and execution of a definitive agreement. On December 18, 1997, the Company Board met telephonically to consider the new proposal and receive an update on the status of negotiations with Parent. After the board meeting, the Company notified Discount of the new proposal and notified the new potential acquiror of its desire to pursue discussions but that the Company was currently negotiating a transaction with a higher price per share than their proposal. From December 19, 1997 through December 21, 1997, various due diligence meetings and conferences were conducted between the Company and the new potential acquiror and on-site visits were conducted by the new potential acquiror. On December 21, 1997, counsel to the new potential acquiror provided the Company and its counsel with a draft merger agreement, and negotiations regarding the merger agreement were conducted late that evening.

  On the morning of December 22, 1997, Discount indicated to the Company that it would not propose any amendment to the terms of its Merger Agreement to increase its offer in response to the proposal by Parent or the new potential acquiror. Later in that same day, the new potential acquiror contacted the Company and indicated that it would not make a formal offer for consideration by the Company Board. Negotiations between Parent and the Company continued throughout the day and resulted in an increase in Parent's proposed price to $4.35 per share. After the markets closed on December 22, 1997, the Company Board met and considered presentations from, and reviewed the terms and conditions of the current draft of the Merger Agreement with, among others, senior management of the Company, its legal advisor and SBC Warburg Dillon Read. SBC Warburg Dillon Read delivered its opinion as to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares. The Company Board then unanimously authorized termination of the Discount Merger Agreement after payment of the required termination fee, approved and adopted the Merger Agreement and approved the transactions contemplated thereby subject to termination of the Discount Merger Agreement.

  The Discount Merger Agreement was terminated and a termination fee of $4.0 million was paid by the Company during the morning of December 23, 1997. Immediately thereafter, Parent, Purchaser and the Company entered into the Merger Agreement and the parties issued a press release announcing the transaction immediately thereafter. A copy of the press release has been filed with the Commission as an exhibit to the Schedule 14D-1.

  On December 24, 1997, Purchaser and Parent commenced the Offer.

 Reasons for the Board of Directors' Recommendation

  In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that stockholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Company Board consulted with the Company's legal and financial advisors, as well as the Company's management. The following are material factors considered by the Company Board, certain of which contain both positive and negative elements:

  . The fact that the $4.35 Offer Price represents a premium of approximately 34% over the closing sale price of $3.25 per Share as reported on the New York Stock Exchange on December 22, 1997, the last trading day prior to the date the Company first publicly announced it had executed the Merger Agreement;

  . The belief on the part of the members of the Company Board, based on their familiarity with its businesses, its current financial condition and results of operations, and its future prospects, and current and anticipated developments in its businesses (including increasing competition), as well as the results of the Company's solicitation of interest from other potential acquirors, that the consideration to be received by the Company's stockholders in the Offer and the Merger represents, in their belief, the best value reasonably obtainable by the stockholders in a sale of the Company.

  . The historical market prices and recent trading activity of the Shares and the Company's book value per Share;

  . The opinion of SBC Warburg Dillion Read to the Company Board dated December 22, 1997 (the "SBC Warburg Dillion Read Opinion") to the effect that, considering the strategic alternatives, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered to the stockholders of the Company pursuant to the Merger Agreement is fair to such holders from a financial point of view; the full text of the SBC Warburg Dillion Read Opinion is attached as Annex B hereto and should be read in its entirety;

  . A review of the strategic alternatives available to the Company (including continuing the Company's business in its present configuration without significant changes, conducting acquisitions, and merging or consolidating with a party or parties other than Purchaser), none of which the Company Board believed to be as favorable to the Company stockholders as the Offer and the Merger;

  . The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling stockholders of the Company to receive cash in exchange for their Shares at the earliest possible time;

  . The likelihood that the Offer and the Merger would be consummated, including the ability of Parent to finance the Offer and the Merger, and the effects on the Company's business, operations and financial condition (including payment of the $4.0 million termination fee to Discount) should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into;

  . The terms and conditions of the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

  . The Company Board's recognition that certain members of the Company Board and management have interests in the Offer and the Merger that are in addition to, and not necessarily aligned with, the interests in the Offer and the Merger of other holders of Shares; and

  . The provisions of the Merger Agreement relating to potential competing transactions, including the ability of the Company to entertain unsolicited competing bids (provided that the Company Board determines that such is required by its obligations to the Company and its stockholders), to provide information to such competing bidders, to negotiate with such competing bidders, to withdraw its recommendation with respect to the Offer and the Merger, and to terminate the Merger Agreement in favor of a superior transaction with a competing bidder upon payment of the termination fee.

  The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Company Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement between the Company and SBC Warburg Dillon Read dated June 17, 1997, the Company agreed to pay SBC Warburg Dillon Read:
(i) $50,000 upon execution of the letter agreement; (ii) $200,000 upon the earlier of the date SBC Warburg Dillon Read advises the Company or the Company Board that it is prepared to render a fairness opinion orally or in writing, or the Company executes a merger agreement; and (iii) if a transaction, including the Merger, is consummated, an additional fee equal to $500,000. In addition to the foregoing compensation, the Company agreed to reimburse SBC Warburg Dillon Read for its expenses, including reasonable fees and expenses of its counsel, and to indemnify SBC Warburg Dillon Read for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

  In the ordinary course of business, SBC Warburg Dillon Read and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. SBC Warburg Dillon Read or its predecessors have in the past provided investment banking and financial advisory services to the Company unrelated to the proposed Merger, for which SBC Warburg Dillon Read or its predecessors received customary compensation. In addition, SBC Warburg Dillon Read or its predecessors have been an integral part of the Company's history, having sponsored the corporate buy-out of several predecessors to the Company in 1987, through Saratoga Partners, L.P., an investment partnership managed by a predecessor to SBC Warburg Dillon Read. In addition, Charles P. Durkin, Jr., a Managing Director of SBC Warburg Dillon Read, is a director of the Company.

  SBC Warburg Dillon Read is a nationally recognized investment banking firm and was selected by the Company based on its experience, expertise and familiarity with the Company and its business. SBC Warburg Dillon Read regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares currently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, board resolutions, agreements in principle, or a signed contract in response to the Offer, other than as described in Item 3(b) and Item 4 above, which relates or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders. The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
 (a)(1)*     Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule 14D-1, filed with the
             Securities and Exchange Commission (the "Commission") by Parent
             and Purchaser on December 24, 1997).
 (a)(2)*     Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
             to the Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on December 24, 1997).
 (a)(3)*+    Letter to Company stockholders, dated December 24, 1997.
 (a)(4)*     Notice of Guaranteed Delivery (incorporated by reference to
             Exhibit (a)(3) to the Tender Offer Statement on Schedule 14D-1,
             filed with the Commission by Parent and Purchaser on December 24,
             1997).
 (a)(5)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees (incorporated by reference to Exhibit (a)(4) to the
             Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on December 24, 1997).
 (a)(6)*     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees (incorporated by reference to
             Exhibit (a)(6) to the Tender Offer Statement on Schedule 14D-1,
             filed with the Commission by Parent and Purchaser on December 24,
             1997).
 (a)(7)*     Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9 (incorporated by reference to Exhibit (a)(6)
             to the Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on December 24, 1997).
 (a)(8)      Form of Summary Advertisement, dated December 24, 1997
             (incorporated by reference to Exhibit (a)(7) to the Tender Offer
             Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on December 24, 1997).
 (a)(9)      Text of Joint Press Release, dated December 23, 1997, issued by
             Parent and the Company (incorporated by reference to Exhibit
             (a)(7) to Tender Offer Statement on Schedule 14D-1, filed with the
             Commission on December 24, 1995).
 (c)(1)      Agreement and Plan of Merger dated as of December 23, 1997, among
             Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule 14D-1,
             filed with the Commission by Parent and Purchaser on December 24,
             1997).
 (c)(2)*+    Opinion of SBC Warburg Dillon Read dated December 22, 1997.
 (c)(3)+     Form of Deferral Agreement with Non-employee Directors.
 (c)(4)      Confidentiality Agreement, dated as of November 26, 1997, among
             Parent and the Company (incorporated by reference to Exhibit
             (c)(2) to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on December 24, 1997).

--------
* Included in documents mailed to stockholders.
+ Filed herewith.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Hi-Lo Automotive, Inc.

                                                   /s/ T. Michael Young
                                          By: _________________________________
                                                T. Michael Young Chairman,
                                               President and Chief Executive
                                                          Officer

Dated: December 23, 1997

                                                                        ANNEX A

                            HI-LO AUTOMOTIVE, INC.
                              2575 WEST BELLFORT
                             HOUSTON, TEXAS 77054

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement ("Information Statement") is being mailed on or about December 24, 1997, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about December 17, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Company's Board of Directors.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 24, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Monday, January 26, 1998, unless the Offer is extended.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The following information is based on the Company's Proxy Statement, dated as of April 18, 1997, and, except as indicated, such information is given as of such date.

  The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser, and the Company takes no responsibility for such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

OUTSTANDING VOTING STOCK

  As of December 17, 1997, there were (i) 10,775,109 Shares issued and outstanding, all of which were validly issued, fully paid and nonassessable,
(ii) 1,400,000 Shares reserved for future issuance pursuant to the Company's 1990 Stock Option Plan, of which 1,054,666 Shares were reserved for issuance upon exercise of outstanding options, and (iii) 42,730 Shares reserved for future issuance pursuant to the Company's 1991 Associate Stock Purchase Plan.

  As of December 17, 1997, T. Michael Young, the Company's Chairman of the Board, President and Chief Executive Officer owned 420,641 Shares, or approximately 3.9% of the Shares, and no other Executive Officer or Director owned 1% or more of the Shares. All Directors and current Executive Officers as a group (10 persons) owned beneficially 721,273 Shares constituting approximately 6.5% of outstanding voting securities.

PURCHASER'S RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

  The Merger Agreement provides that, upon the Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of Directors, rounded up to the next whole number, on the Board of Directors as shall give the Purchaser representation on the Board of Directors equal to the product of the total number of Directors on the Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser at such time bears to the total number of Shares then outstanding (the "Purchaser Designees"), and the Company shall, at such time, upon the request of Purchaser, promptly use its best efforts to take all actions necessary to cause the Purchaser's Designees to be elected as Directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, at all times prior to the Effective Time, the Board of Directors shall include at least two Directors who held office as of the date of the Merger Agreement (any such director remaining in office being an "Independent Director"). Following the election or appointment of the Purchaser's Designees and, prior to the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize and shall be sufficient to authorize, any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Parent or Purchaser under the Merger Agreement and any other action by the Board of Directors under or in connection with the Merger Agreement. The Independent Directors shall be appointed as a Special Committee of the Board of Directors and shall have full power solely with respect to the matters set forth in the previous sentence.

  The Purchaser Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a Director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a Director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each person is 233 South Patterson, Springfield, Missouri 65802.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                   MATERIAL POSITIONS HELD DURING THE PAST FIVE
             NAME              AGE                     YEARS
 ----------------------------  --- --------------------------------------------
 Jay D. Burchfield...........   54 Chairman of the Board and Director of City
                                   Bancorp in Springfield, Missouri from
                                   January 1997 to present; Chairman of the
                                   Board and CEO of Boatman's National Bank of
                                   Oklahoma in Tulsa, Oklahoma from January
                                   1996 to January 1997; Chairman, President
                                   and CEO of Boatman's Bank of Southern
                                   Missouri in Springfield, Missouri from April
                                   1987 to January 1996.
 Joe C. Greene...............   61 Attorney-At-Law and managing partner of the
                                   Springfield, Missouri firm of Greene &
                                   Curtis, LLP; Mr. Greene has been engaged in
                                   the private practice of law for more than 30
                                   years.
 Charles H. O'Reilly, Sr.....   84 Chairman Emeritus since March 1993 and a co-
                                   founder of Parent; Chairman of the Board
                                   from 1975 to March 1993
 Charles H. O'Reilly, Jr.....   58 Chairman of the Board since March 1993;
                                   President and Chief Executive Officer of
                                   Parent from 1975 to March 1993
 David E. O'Reilly...........   48 President and Chief Executive Officer of
                                   Parent since March 1993; Vice President of
                                   Parent from 1975 to March 1993
 Lawrence P. O'Reilly........   51 President and Chief Operating Officer of
                                   Parent since March 1993; Vice President of
                                   Parent from 1975 to March 1993
 Rosalie O'Reilly Wooten.....   56 Executive Vice-President of Parent since
                                   1980

BOARD OF DIRECTORS

  The Board of Directors currently consists of six members, and there are currently no vacancies on the Board of Directors. Each Director holds office until such Director's successor is elected and qualified or until such Director's earlier resignation, death or removal.

  Set forth below is information with respect to standing members of the Board of Directors as of December 19, 1997. Each of the current members of the Board of Directors was elected to a one-year term at the Company's 1997 annual meeting of stockholders.

  RICHARD C. ADKERSON, 50, has been a director of the Company since July 1993. He is Executive Vice President, since July 1995, and Chief Financial Officer, since December 1994, of Freeport-McMoRan Copper & Gold Inc., a publicly owned company engaged in mineral exploration and mining, having previously served as Senior Vice President since February 1994. Since August 1995, he has also served in the positions of Vice Chairman and a member of the Board of Directors of Freeport-McMoRan Inc. ("Freeport-McMoRan"), a publicly owned natural resource company. Previously, he was Senior Vice President and Chief Financial Officer of Freeport-McMoRan, having held this position since May 1992. He became a Vice President of Freeport-McMoRan in May 1989. In addition, since its creation in March 1992, he has served as Chairman of the Board and, since May 1996, as Chief Executive Officer of FM Properties Inc., a publicly owned company engaged in the development and operation of real estate properties in Texas. Since its creation in April 1994, he has served as Co-Chairman of the Board and Chief Executive Officer of McMoRan Oil & Gas Co., a publicly owned company engaged in oil and gas exploration.

  RICHARD Q. ARMSTRONG, 62, has been a director of the Company since July 1991. He is the principal of RQA Enterprises, an independent marketing consulting firm. From October 1993 to March 1995, Mr. Armstrong served as Chairman and Chief Executive Officer of Adirondack Beverages, a leading independent soft drink manufacturer and distributor in the northeastern United States. From December 1992 to October 1993, he was a principal of The New England Consulting Group, a management consulting firm. From April 1991 to December 1992, he was principal of RQA Enterprises. Mr. Armstrong is also a director or trustee of six investment companies for which PaineWebber Incorporated, or its wholly owned subsidiary, Mitchell Hutchins Asset Management, Inc., serves as investment advisor.

  CHARLES P. DURKIN, JR., 59, has been a director of the Company since January 1988. Mr. Durkin is a Managing Director of SBC Warburg Dillon Read, an investment banking firm, where he has been employed since 1966. Mr. Durkin is a director of Viking Office Products, Inc.

  E. JAMES LOWREY, 69, has been a director of the Company since February 1995. He retired as Executive Vice President-Finance and Administration and as a director of SYSCO Corporation on December 31, 1993. He was an executive officer of SYSCO Corporation, which is engaged in the marketing and distribution of food and related products, for over 20 years and served as a director for over 12 years. Mr. Lowrey is a Distinguished Tenure Director of SYSCO, which is a non-voting position. He is also a director of Riviana Foods Inc. and The Profit Recovery Group International, Inc.

  EDWARD T. STORY, JR., 54, has been a director of the Company since January 1988. Mr. Story has been President and Chief Executive Officer, since its formation in August 1991, of SOCO International, Inc., a majority-owned subsidiary of Snyder Oil Corporation, which is engaged in international oil and gas operations. Mr. Story is a director of Snyder Oil Corporation, First Banks America, Inc., and Hallwood Realty Corporation, general partner of Hallwood Realty MLP.

  T. MICHAEL YOUNG, 53, has been a director and the President and Chief Executive Officer since October 1987. In March 1992, he was elected to the additional position of Chairman of the Board.

                           DIRECTORS AND COMMITTEES

ATTENDANCE AND FEES

  The Company's Board of Directors held six meetings in 1996. Each director attended at least 75% of the total number of meetings of the Board of Directors and the committees on which he served.

  All non-employee directors of the Company are entitled to receive an annual retainer of $12,000, paid quarterly in arrears, and are reimbursed for ordinary and necessary expenses incurred in attending Board or committee meetings. Each committee chairman also receives an additional annual retainer of $500, and each director receives a $1,000 meeting fee for each Board meeting attended and a $300 meeting fee for each committee meeting attended. Directors also receive a $500 meeting fee for each Board meeting, and a $150 meeting fee for each committee meeting, held by telephonic communication. In addition, each non-employee director of the Company received a one-time initial grant of a non-qualified option to purchase 5,000 shares of Common Stock pursuant to the Company's 1990 Stock Option Plan and receives annual non-qualified options under the 1990 Stock Option Plan. The annual options, granted on the date of each annual meeting of stockholders, are for a number of shares of the Company's Common Stock determined by dividing 1.5 times the director's annual retainer by the fair market value of the Common Stock on the date of option grant, and rounding upward to the nearest 50 shares, with the option exercise price being equal to that fair market value.

  The table below sets forth the compensation received by each non-employee director for service as a director in 1996.

            NON-EMPLOYEE DIRECTOR COMPENSATION FOR LAST FISCAL YEAR

                                     CASH COMPENSATION
                              --------------------------------
                               ANNUAL             AGGREGATE    STOCK OPTION GRANTS
 NAME AND PRINCIPAL           RETAINER MEETING      CASH       -------------------
     POSITION                  FEE($)  FEES($) COMPENSATION($) NUMBER OF SHARES(1)
------------------            -------- ------- --------------- -------------------
   Richard C. Adkerson.......  12,500   5,150      17,650             3,350
    Chairman, Audit Committee
   Richard Q. Armstrong......  12,000   6,350      18,350             3,350
    Audit Committee
    Compensation Committee
   Charles P. Durkin,
    Jr.(2)...................   6,250   3,300       9,550                 0
    Chairman, Compensation
    Committee
    Nominating Committee
   E. James Lowrey...........  12,000   6,050      18,050             3,350
    Audit Committee
    Nominating Committee
   Edward T. Story, Jr.......  12,500   5,000      17,500             3,350
    Chairman, Nominating
    Committee
    Compensation Committee

--------
(1) Includes, with respect to Messrs. Adkerson, Armstrong, Lowrey and Story an annual option grant on May 14, 1996, at an exercise price of $5.4375. See Note (2) below for information regarding compensation to Mr. Durkin.
(2) In accordance with the policy of SBC Warburg Dillon Read, until August 1996, Mr. Durkin received no cash compensation or stock options from the Company for his service as a director other than reimbursement of his expenses.

COMMITTEES

  The Board of Directors has established the following standing committees:

    Audit Committee. The Audit Committee annually reviews and recommends to the full Board of Directors the firm to be engaged to audit the accounts of the Company and its subsidiaries. Additionally, the Audit Committee reviews with such independent auditors the plan and results of the auditing engagement and the scope and results of the Company's procedures for internal auditing, inquires as to the adequacy of internal accounting controls, and considers the independence of the auditors. During 1996, the Audit Committee held two meetings. The Audit Committee is currently comprised of three directors: Richard C. Adkerson (Chairman), Richard Q. Armstrong and E. James Lowrey.

    Compensation Committee. The Compensation Committee's responsibility is to approve the compensation arrangements for senior management of the Company, including establishment of salaries and bonuses and other compensation for executive officers of the Company; approve any compensation plans in which officers and directors of the Company are eligible to participate, and administer such plans, including the granting of stock options or other benefits under any such plans; and review significant issues that relate to changes in benefit plans. The Compensation Committee held four meetings (including one by written consent) in 1996. The Compensation Committee is currently comprised of three directors: Charles P. Durkin, Jr. (Chairman), Richard Q. Armstrong, and Edward T. Story, Jr.

    Nominating Committee. The Nominating Committee recommends to the full Board of Directors nominees for election to the Board; makes recommendations regarding responsibilities, memberships and coordination of the committees of the Board; and recommends to the full Board a successor to the chief executive officer when a vacancy occurs. The Nominating Committee held two meetings in 1996. The Nominating Committee is currently comprised of three directors: Edward T. Story, Jr. (Chairman), Charles P. Durkin, Jr., and E. James Lowrey.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The table below sets forth the ownership of the Company's Common Stock, as of December 19, 1997, by (i) each of the Company's directors, (ii) each executive officer named in the Summary Compensation Table included under "Information About Executive Officers--Compensation of Executive Officers," and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting power and investment power over the shares beneficially held by them.

                                                   SHARES OWNED BENEFICIALLY
                                                   ----------------------------
NAME                                                  NUMBER        PERCENT
----                                               -------------- -------------
Richard C. Adkerson(1)............................         17,900            *
Richard Q. Armstrong(1)...........................          8,600            *
Charles P. Durkin, Jr.............................         15,782            *
E. James Lowrey(1)................................         19,500            *
Edward T. Story, Jr.(1)...........................         15,100            *
T. Michael Young(1)...............................        420,641          3.9
Daniel T. Bucaro(1)...............................         28,061            *
K. Grant Hutchins(1)..............................         81,243            *
Conley P. Kyle(1)(2)..............................         34,699            *
Gary D. Walther(1)(3).............................         79,747            *
All directors and executive officers as a group
 (10 persons)(1)..................................        721,273          6.5

--------
*  Less than 1%
(1) Includes shares issuable upon exercise of stock options exercisable within 60 days as follows: Mr. Adkerson-11,900; Mr. Armstrong-8,100; Mr. Lowrey-9,500; Mr. Story-8,100; Mr. Young-111,182; Mr. Bucaro-26,157; Mr.
    Hutchins-73,213; Mr. Kyle-31,333; Mr. Walther-77,973; and all directors and executive officers as a group-347,458.
(2) Mr. Kyle disclaims ownership of 25 of these shares, which are owned by his adult son.
(3) Mr. Walther is custodian of 1,774 of these shares for his daughter and his son under the Texas Uniform Gift to Minors Act.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth certain information concerning each person known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock.

                                                                SHARES OWNED
                                                                BENEFICIALLY
                                                            --------------------
NAME                                                         NUMBER   PERCENT(1)
----                                                        --------- ----------
Dimensional Fund Advisors Inc.(2)..........................   702,156    6.5
Franklin Advisory Services, Inc.(3)........................ 1,067,700    9.9
Hwang Family Ltd. Partnership group(4)..................... 1,051,950    9.8

--------
(1) Based on the 10,775,109 shares outstanding on December 15, 1997.
(2) The information is based on a Schedule 13G dated February 5, 1997, filed with the Securities and Exchange Commission by Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, which is deemed to have beneficial ownership of all of such shares as of December 31, 1996. All of such shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional, which has sole voting power with respect to 478,200 of such shares and sole dispositive power with respect to all of such shares, disclaims beneficial ownership of all such shares. The address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(3) The information is based on a Schedule 13G, dated February 12, 1997, filed with the Securities and Exchange Commission by Franklin Resources, Inc. ("Franklin"), Franklin Advisory Services, Inc. ("Franklin Advisory"), and two principal shareholders of Franklin. The shares are beneficially owned by one or more open or closed-end investment companies or managed accounts that are advised by direct and indirect investment advisory subsidiaries of Franklin. Franklin Advisory has sole voting and dispositive power with respect to all such shares. The address of Franklin is 777 Mariners Island Blvd., San Mateo, CA 94404.
(4) The information is based on Amendment No. 4 to a Schedule 13D, dated February 13, 1997, and Amendment No. 7 to a Schedule 13D dated July 28, 1997, both filed with the Securities and Exchange Commission by Hwang Family Ltd. Partnership, which reports to have sole voting and dispositive power with respect to all such shares. The address of Hwang Family Ltd. Partnership is 2432 Keyhole Dr., Irving, TX 75062.

                     INFORMATION ABOUT EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

  The following table sets forth certain information about the executive officers of the Company on December 19, 1997:

NAME                     AGE                                POSITION
----                     ---                                --------
T. Michael Young........  53 Director, Chairman of the Board, President and Chief Executive Officer
Daniel T. Bucaro........  37 Vice President--Merchandising
K. Grant Hutchins.......  55 Vice President, General Counsel and Secretary
Conley P. Kyle..........  47 Vice President--Store Operations
Gary D. Walther.........  42 Vice President--Finance, Chief Financial Officer and Treasurer

  T. Michael Young--see "Information with Respect to the Company--Board of Directors" above.

  Daniel T. Bucaro was elected Vice President--Merchandising in May 1996. He joined the Company in August 1994 as Commercial Sales and Marketing Manager. Before joining the Company he had over ten years of service with Goodyear Tire and Rubber Company, most recently as Manager of Associate Brands.

  K. Grant Hutchins joined the Company in September 1990 as Vice President, General Counsel and Secretary.

  Conley P. Kyle joined the Company in May 1991 as Retail Sales Manager. He was promoted to Division Manager in January 1993 and was elected Vice President--Store Operations in August 1995.

  Gary D. Walther joined the Company in October 1990 as Vice President-- Finance, Chief Financial Officer and Treasurer.

  The Company's executive officers are elected annually and serve at the discretion of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS

  The table below sets forth the compensation paid or accrued for services rendered in all capacities to the Company during the last three fiscal years to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers (the "Named Executives") who earned more than $100,000 in salary and bonus compensation in 1996.

                          SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION           LONG TERM COMPENSATION
                             --------------------------    -----------------------------
                                                             AWARDS             PAYOUT
                                                           ----------         ----------
                                                           RESTRICTED                     ALL OTHER
                                                             STOCK    OPTIONS    LTP     COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR SALARY($)(1) BONUS($)    AWARDS($)    (#)   PAYOUTS($)    ($)(2)
---------------------------  ---- ------------ --------    ---------- ------- ---------- ------------
T. Michael Young........
 Chairman of the Board,      1996   316,300          0        --         --      --         1,750
 President and Chief         1995   316,300          0        --      55,400     --         3,855
 Executive Officer           1994   295,342    147,671        --      39,200     --         4,657
Daniel T. Bucaro........     1996   102,788     10,944(4)     --      10,000     --
 Vice President--
 Merchandising(3)                                                                           1,497
K. Grant Hutchins.......     1996   148,500          0        --         --      --         2,264
 Vice President, General     1995   148,500          0        --      22,300     --         3,813
 Counsel and Secretary       1994   138,708     69,354        --      15,800     --         3,792
Conley P. Kyle..........     1996   120,000      3,885(6)     --         --      --         1,265
 Vice President--Store
 Operations(5)
Gary D. Walther.........
 Vice President--
 Finance, Chief              1996   146,000          0        --         --      --         2,228
 Financial Officer and       1995   146,000          0        --      21,900     --         3,741
 Treasurer                   1994   134,125     67,063        --      15,200     --         3,656

--------
(1) Includes portion of salary deferred under the Company's Profit Sharing
    Plan.
(2) Represents the aggregate value of the Company's contributions during each year under the Company's Profit Sharing Plan.
(3) Mr. Bucaro was elected Vice President--Merchandising on May 14, 1996.
(4) Performance bonus paid to Mr. Bucaro in March 1996.
(5) Mr. Kyle was elected Vice President--Store Operations on August 16, 1995.
(6) Cash bonus for winning special achievement award.

  The following table contains information concerning the grant of a stock option under the Company's 1990 Stock Option Plan to Mr. Daniel T. Bucaro, who is the only Named Executive to receive a stock option grant in 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                             POTENTIAL
                                                                            REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                          ANNUAL RATE OF
                                                                            STOCK PRICE
                                                                         APPRECIATION FOR
                           INDIVIDUAL GRANTS                              OPTION TERM(2)
------------------------------------------------------------------------ -----------------
                                      % OF TOTAL
                                    OPTIONS GRANTED EXERCISE
                          OPTIONS    TO EMPLOYEES   PRICE PER EXPIRATION
   NAME                  GRANTED(1) IN FISCAL YEAR    SHARE      DATE       5%      10%
   ----                  ---------- --------------- --------- ---------- -------- --------
Daniel T. Bucaro........   10,000        16.0%       $5.4375   11/14/01  $ 16,758 $ 37,575

--------
(1) The options were granted on May 14, 1996, and expire 5 1/2 years from the date of grant.
(2) The potential realizable value reflects price appreciation above the stock option exercise price of $5.4375 per share. On December 18, 1997, the closing per share price of the Company's stock on the New York Stock Exchange was $2.9375.

  The table below sets forth the aggregate option exercises during the last fiscal year and the value of outstanding options at year end held by the Named Executives.

                    AGGREGATED OPTION EXERCISES DURING 1996
                         AND OPTION VALUES AT YEAR END

                                                      NUMBER OF
                                                     SECURITIES      VALUE OF
                                                     UNDERLYING    UNEXERCISED
                                                     UNEXERCISED   IN-THE-MONEY
                                                     OPTIONS AT     OPTIONS AT
                                                     YEAR END(#)  YEAR END($)(*)
                                                    ------------- --------------
                             SHARES
                          ACQUIRED ON     VALUE     EXERCISABLE/   EXERCISABLE/
                          EXERCISE (#) REALIZED ($) UNEXERCISABLE UNEXERCISABLE
                          ------------ ------------ ------------- --------------
T. Michael Young.........     --           --       63,920/53,480      0/0
Daniel T. Bucaro.........     --           --       11,080/16,620      0/0
K. Grant Hutchins........     --           --       54,293/21,840      0/0
Conley P. Kyle...........     --           --       15,720/13,280      0/0
Gary D. Walther..........     --           --       59,453/21,280      0/0

--------
* Based on the difference between the closing sale price of the Common Stock of $2.50 on December 31, 1996 (the last trading day of 1996), and the exercise price.

  The Company's 1990 Stock Option Plan provides that, upon a change of control, the Compensation Committee may accelerate the vesting of options, cancel options and make payments in respect thereof in cash in accordance with the Stock Option Plan, adjust the outstanding options as appropriate to reflect such change of control, or provide that each option shall thereafter be exercisable for the number and class of securities or property that the optionee would have been entitled to had the option already been exercised. The Stock Option Plan provides that a change of control occurs if any person, entity or group acquires or gains ownership or control of more than 50% of the outstanding Common Stock or, if after certain enumerated transactions, the persons who were directors before such transaction cease to constitute a majority of the Board of Directors.

TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

  In 1995, the Company entered into Change of Control Employment Agreements with each of its executive officers, including Messrs. Young, Bucaro, Hutchins, Kyle and Walther, which provide that from and after a "Change of Control" (as defined therein) until the second anniversary of the effective date of the Change of Control, if (i) Hi/LO terminates employment of the executive officer for any reason other than for "Cause" (as defined therein), death or disability, (ii) the executive officer terminates employment for "Good Reason" (as defined therein), or (iii) the executive officer terminates employment after the first anniversary for any reason or no reason, such executive officer will be entitled to a payment equal to two years' base salary (two and one-half years' base salary, in the case of Mr. Young), continued health coverage for one year from the date of termination or through the end of the second anniversary of the Effective Date of the Change of Control, whichever is longer, and the extension of certain rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). The Change of Control Employment Agreements also provide that for a two-year period following termination of employment of the executive officer, the executive officer (x) will not act in any manner or capacity in or for any business entity that competes with the Company, (y) will not divulge any confidential information of the Company to a third party, and (z) will not solicit or hire away any person who was an employee of the Company on the Effective Date of the Change of Control. For purposes of the Change of Control Employment Agreements, a Change of Control occurs if (i) Hi/LO is not the surviving entity in any merger or consolidation (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of Hi/LO), (ii) Hi/LO sells, leases or exchanges or agrees to sell, lease or exchange all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of Hi/LO), (iii) Hi/LO is to be dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (other than Saratoga Partners, L.P., Dillon, Read & Co. Inc., or any of their respective affiliates) acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of capital stock of Hi/LO, or (v) as a result of or in connection with any cash tender or exchange offer, merger or other business combination, sales of assets or a contested election for the Board of Directors, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of Hi/LO before such Transaction cease to constitute a majority of the Board. Election of the proposed director nominees of the Hwang Partnership and Mr. Ward would constitute a Change of Control for purposes of these agreements.

  The Company and Dirk A. Hoyt entered into a Consulting and Severance Agreement on February 28, 1996, when Mr. Hoyt resigned as an executive officer of the Company, which provides that Mr. Hoyt would render consultant services to the Company, at such times as are mutually agreeable, in consideration for
(a) an initial payment to Mr. Hoyt of $15,000, (b) the payment to Mr. Hoyt of a semi-monthly consulting fee of $7,558 during the Consultation Period (as defined in the agreement), (c) continued participation in the Company's group insurance plans during the Consultation Period, and (d) continuation of the stock options previously granted to Mr. Hoyt until 90 days after expiration of the Consultation Period. The Consultation Period expired on February 28, 1997.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors is responsible for establishing the Company's compensation philosophy for executive officers, approving and administering the Company's incentive and benefit plans, monitoring the performance and compensation of executive officers and other key employees, and setting compensation and making awards under the Company's incentive plans that are consistent with the Company's compensation philosophy and the performance of the Company and its executive officers. Total compensation for the Company's Chief Executive Officer is based upon the same factors and determined in the same manner as the Company's other executive officers.

  The Company's executive compensation program consists of three principal elements: (1) base salary, (2) the Company's Incentive Cash Bonus Plan, which provides for cash bonuses based on overall Company performance, as well as individual performance, and (3) the Company's Stock Option Plan, which provides long-term incentives that are intended to align the interests of executive officers with those of stockholders. The Incentive Cash Bonus Plan and the Stock Option Plan constitute the performance-based portion of total compensation.

  Base Salary: Historically, the Compensation Committee has established base salary levels of the Chief Executive Officer and other executive officers after review of published executive compensation salary survey data of other companies having annual sales or revenues similar in size to the Company, with particular emphasis given to those engaged in retail or headquartered in the same geographic area as the Company. By reviewing such salary survey data, the Compensation Committee has tried to ensure that the base salaries established by the Compensation Committee are generally within the middle range of base salaries paid by those companies included in the salary survey for equivalent executive positions. The base salary established for each executive officer also takes into account the executive's particular experience and level of responsibility. Base salaries of the executive officers are reviewed annually, with adjustments made based on the salary data reviewed, increases in the cost of living, job performance of the executive officer, the expansion of duties and responsibilities, if any, of the executive officer, and the Company's financial performance. In view of the Company's financial results in 1995 and anticipated results in 1996, no salary increases were awarded to the Chief Executive Officer and the other Named Executives in 1996, except with respect to Mr. Bucaro, who received a salary increase at the time he was elected Vice President--Merchandising in May 1996.

  Incentive Cash Bonuses: The Incentive Cash Bonus Plan was established in 1989 by the Board of Directors to enable executive officers and other key employees of the Company to earn annual cash bonuses, based upon the Company attaining earnings targets for the particular year as established by the Compensation Committee. Both a minimum target necessary to be achieved before any bonus is paid, and a maximum target necessary to be achieved for a maximum bonus award, are established after review and consideration of the Company's Business Plan for the particular year.

  Prior to 1996, each year the Compensation Committee established a performance target, with earnings per share used as the basis of measurement for the performance target. If the performance target was met, there was an incentive opportunity at the executive officer level of 50% of base salary. A maximum bonus at the executive officer level of up to 80% of base salary was available if earnings performance exceeded the performance target by a certain percentage, and the potential for a lesser bonus if earnings performance did not meet the performance target but came within a certain percentage of that target. Those percentage levels were established each year by the Compensation Committee. Due to anticipated financial results of the Company for 1996, no performance targets were established under the Incentive Cash Bonus Plan for 1996 for executive officers, and no incentive cash bonuses were paid under the Incentive Cash Bonus Plan to executive officers for 1996.

  Stock Options: The long-term incentive portion of the Company's executive compensation program is administered through the Company's Stock Option Plan, established in 1990 by the Board of Directors to provide a means by which certain employees of the Company, including executive officers, could develop an economic interest in the financial success of the Company through ownership in the Company's Common Stock. The exercise price of each option granted under the Stock Option Plan is equal to the fair market value of the shares subject to the option on the date of the option grant. Appreciation in value of the stock option is entirely dependent on the market performance of the Company's Common Stock. In December 1992, the Compensation Committee made the determination that, commencing in 1993, stock option grants would be awarded annually to the Chief Executive Officer, other executive officers, and other key employees, in order to ensure that the Company's long-term incentives better matched the Company's long-term results and to enhance recipients' desire to remain with the Company and devote their best efforts to its business. The Compensation Committee has adopted option grant guidelines, which provide that the number of option shares to be awarded each year are to be determined by dividing the market price of the Company's Common Stock at the time of grant into a percentage of the optionee's annualized base salary, as adjusted for the job performance of the optionee. The guidelines, which were adopted in 1993, are based on the recommendations of the compensation and employee benefits consulting firm of William M. Mercer, Incorporated, which was engaged by the Compensation Committee in 1993 to review the Company's executive compensation program and to advise the Compensation Committee on whether any changes were needed to ensure that the Company's executive compensation program remained competitive and appropriately related executive compensation to the Company's performance.

  The percent of salary guidelines adopted by the Compensation Committee are 140% of base salary for the Chief Executive Officer, 120% of base salary for other executive officers, 70% of base salary for non-officer senior management, and 40% of base salary for other key employees. The Compensation Committee has retained the flexibility to make adjustments upward by as much as one-half of the guideline and downward to zero, depending on individual job performance.

  In 1996, no stock options were granted to executive officers of the Company other than options for 10,000 shares granted to Mr. Bucaro, at the time he was elected Vice President--Merchandising. See "Compensation of Executive Officers--Option Grants in Last Fiscal Year." On April 1, 1997, stock options were granted at an exercise price of $3.4375 per share to each of the Named Executives as follows: Mr. Young-50,000; Mr. Bucaro-40,000; Mr. Hutchins-30,000; Mr. Kyle-40,000; and Mr. Walther-30,000.

  Other Matters: The Omnibus Budget Reconciliation Act of 1993 (the "Act") imposes a limit of $1 million, with certain exceptions, on the amount that a publicly held corporation may deduct in any year for the compensation paid or accrued with respect to each of its five most highly compensated officers. None of the Company's executive officers currently receives compensation exceeding the limits imposed by the Act. While the Compensation Committee cannot predict with certainty how the Company's executive compensation might be affected in the future by the Act or applicable tax regulations issued thereunder, the Compensation Committee intends to try to preserve the tax deductibility of all executive compensation, while maintaining the Company's executive compensation program as described in this report.

                                          Compensation Committee

                                          Charles P. Durkin, Jr. (Chairman)
                                          Richard Q. Armstrong
                                          Edward T. Story, Jr.

     COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

  The Company believes that, during 1996, its directors and officers complied with all filing requirements under Section 16(a) of the Securities Exchange Act of 1934.

SBC WARBURG DILLON READ                                      ANNEX B
                                                             SBC Warburg
                                                             Dillon Read Inc.
                                                             535 Madison
                                                             Avenue
                                                             New York, NY
                                                             10022
                                                             Tel. 212-906-7000

                                                              December 22, 1997

Board of Directors
Hi-Lo Automotive, Inc.
2575 West Bellfort
Houston, TX 77054

Gentlemen:

  We understand that Hi-Lo Automotive, Inc. (the "Company"), O'Reilly Automotive, Inc. ("O'Reilly") and Shamrock Acquisition, Inc., a wholly owned subsidiary of O'Reilly ("Purchaser"), will enter into an Agreement and Plan of Merger dated as of December 23, 1997 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Purchaser of a tender offer for all outstanding shares of the Company's Common Stock, $.01 par value (the "Company Common Stock") for $4.35 per share net to the seller in cash, and
(ii) the subsequent merger of Purchaser with and into the Company (the "Merger") pursuant to which each outstanding share of Company Common Stock will be converted into the right to receive $4.35 in cash (the consideration to be received in the tender offer and the merger are collectively referred to as the "Consideration" and the tender offer and the merger are collectively referred to as the "Transaction"). Pursuant to the Transaction, the Company will become a wholly owned subsidiary of O'Reilly. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Consideration offered to the holders of Company Common Stock is fair from a financial point of view to such holders.

  SBC Warburg Dillon Read Inc., a subsidiary of Swiss Bank Corporation ("SBCWDR"), has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a material portion of which is contingent upon the consummation of the Transaction. In the past, SBCWDR and Dillon, Read & Co. Inc., the predecessor firm to SBCWDR, and their affiliates have provided investment banking services to the Company and have received customary compensation for such services. Certain employees of SBCWDR own shares of the Company Common Stock. Mr. Charles P. Durkin, Jr., a Managing Director of SBCWDR, is a Director of the Company. SBCWDR may in the course of its normal trading activities from time to time effect transactions and hold long or short positions in the securities of the Company and O'Reilly.

  Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to whether to tender such holder's Company Common Stock or as to how to vote in the Merger.

  In arriving at our opinion, among other things, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company;

  (ii) reviewed certain internal financial information and operating data concerning the Company prepared by the management of the Company;

  (iii) reviewed certain limited financial projections prepared by the management of the Company;

  (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (v) reviewed the prices and trading activity of the securities of certain other generally comparable publicly traded securities;

  (vi) reviewed certain publicly available financial information of certain other generally comparable publicly traded companies;

 SBC Warburg Dillon Read Inc. is a subsidiary of Swiss Bank Corporation and a member of the New York Stock Exchange.

SBC WARBURG DILLON READ

  (vii) reviewed the reported prices and trading activity for the Company Common Stock;

  (viii) reviewed the pro forma effects of the Transaction on O'Reilly's financial position;

  (ix)   reviewed the Merger Agreement;

  (x) discussed other strategic alternatives available to the Company including, but not limited to, the responses to SBCWDR's solicitation of proposals for purchase of the Company; and

  (xi)   reviewed such other information as we have deemed appropriate.

  In connection with our review, we have not, with your consent, assumed any responsibility for independent verification of any of the information reviewed by us for the purposes of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have not, with your consent, made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or O'Reilly, nor have we been furnished with any such appraisals. With respect to the financial projections provided to or otherwise reviewed or discussed with us, we have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  Based upon and subject to the foregoing, and considering the strategic alternatives available to the Company and its current capital structure, it is our opinion that, as of the date hereof, the Consideration offered to the holders of shares of Company Common Stock is fair, from a financial point of view, to such holders.

                                          Very Truly Yours,

                                          /s/ SBC Warburg Dillon Read Inc.
                                          -------------------------------------

                                          SBC Warburg Dillon Read Inc.

                               INDEX TO EXHIBITS

 EXHIBIT NO.
 -----------
 (a)(1)*     Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule 14D-1, filed with the
             Securities and Exchange Commission (the "Commission") by Parent
             and Purchaser on December 24, 1997).
 (a)(2)*     Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
             to the Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on December 24, 1997).
 (a)(3)*+    Letter to Company stockholders, dated December 24, 1997.
 (a)(4)*     Notice of Guaranteed Delivery (incorporated by reference to
             Exhibit (a)(3) to the Tender Offer Statement on Schedule 14D-1,
             filed with the Commission by Parent and Purchaser on December 24,
             1997).
 (a)(5)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees (incorporated by reference to Exhibit (a)(4) to the
             Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on December 24, 1997).
 (a)(6)*     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees (incorporated by reference to
             Exhibit (a)(6) to the Tender Offer Statement on Schedule 14D-1,
             filed with the Commission by Parent and Purchaser on December 24,
             1997).
 (a)(7)*     Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9 (incorporated by reference to Exhibit (a)(6)
             to the Tender Offer Statement on Schedule 14D-1, filed with the
             Commission by Parent and Purchaser on December 24, 1997).
 (a)(8)      Form of Summary Advertisement, dated December 24, 1997
             (incorporated by reference to Exhibit (a)(7) to the Tender Offer
             Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on December 24, 1997).
 (a)(9)      Text of Joint Press Release, dated December 23, 1997, issued by
             Parent and the Company (incorporated by reference to Exhibit
             (a)(7) to Tender Offer Statement on Schedule 14D-1, filed with the
             Commission on December 24, 1995).
 (c)(1)      Agreement and Plan of Merger dated as of December 23, 1997, among
             Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule 14D-1,
             filed with the Commission by Parent and Purchaser on December 24,
             1997).
 (c)(2)*+    Opinion of SBC Warburg Dillon Read dated December 22, 1997.
 (c)(3)+     Form of Deferral Agreement with Non-employee Directors.
 (c)(4)      Confidentiality Agreement, dated as of November 26, 1997, among
             Parent and the Company (incorporated by reference to Exhibit
             (c)(2) to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on December 24, 1997).

--------
* Included in documents mailed to stockholders.
+ Filed herewith.